150-14 132nd Avenue	www.janelgroup.com	Phone: (718) 527-3800
Jamaica, NY 11434	www.janelgroup.net	Fax: (718) 527-1689

October 19, 2011

Via EDGAR – Correspondence
Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:	Janel World Trade, Ltd.
Form 10-K for Fiscal Year Ended September 30, 2010, filed December 28, 2010
Form 10-Q for Fiscal Quarter Ended June 30, 2011, filed August 15, 2011
File No. 333-60608

Dear Ms. Thompson:

I am writing in response to your letter of September 28, 2011 regarding the above file number.  Below are responses to the comments raised.

Form 10-Q for the Fiscal Quarter Ended June 30, 2011

Financial Statements, page 3

Consolidated Statements of Operations, page 4

1.	We note your comment and will revise our future filings accordingly, beginning with our Form 10-K for the Fiscal Year Ended September 30, 2011.

Consolidated Statements of Cash Flows, page 6

2.	We note your comment and will revise our future filings accordingly, beginning with our Form 10-K for the Fiscal Year Ended September 30, 2011.

Note 6. Acquisitions, page 9

3.
The seller’s pre-tax loss in accordance with GAAP for their year ended December 31, 2009 was $51,765.  This is the same amount presented in our previous response.  As a result, we have not revised our computation.

Jennifer Thompson
Division of Corporation Finance
Securities and Exchange Commission
October 19, 2011

4.	With regard to your additional comments, note the following:

•	We note your comment and will revise our future filings accordingly, beginning with our Form 10-K for the Fiscal Year Ended September 30, 2011.

•
We confirm that we did not acquire any tangible assets in the FIL transaction, and that the “international freight forwarding assets” we acquired from FIL consisted of FIL’s customer relationships.  We will better describe this in our future filings, beginning with our Form 10-K for the Fiscal Year Ended September 30, 2011.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Nine Months ended June 30, 2011 and 2010, page 14

5.	We note your comment and will revise our future filings accordingly, beginning with our Form 10-K for the Fiscal Year Ended September 30, 2011.

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me at (516) 593-1390 ext. 4008.

Very truly yours, JANEL WORLD TRADE, LTD. /s/ Philip J. Dubato Philip J. Dubato Chief Financial Officer

cc:	James N. Jannello Chief Executive Officer